Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a press release by Agility Robotics, Inc. (“Agility”), in which the proposed business combination between Churchill Capital Corp XI (“Churchill”) and Agility is discussed.

Agility Robotics Opens New Fremont Facility to Accelerate Physical AI Development

Bay Area facility will advance the AI technologies that enable its humanoid robot, Digit, to learn new skills, supporting expanded capabilities across commercial deployments.

FREMONT, Calif. — July 16, 2026: Agility, a leading humanoid robotics and Physical AI company, today announced the opening of its new Fremont, California, facility designed to accelerate Physical AI developments that directly improve performance in customer operations. The new site will serve as the company’s software and capabilities hub, where engineering teams will train, test and advance the AI technologies that enable Agility’s humanoid, Digit, to learn new skills and perform more sophisticated tasks in customer environments.

The 60,000-square-foot facility complements Agility’s RoboFab manufacturing operations in Salem, Oregon, establishing Agility’s Bay Area Physical AI development hub in the heart of Silicon Valley. Agility will hire nearly 200 professionals across AI/ML software engineering, AI/ML, and field operations to lead development and deployment of next-generation AI capabilities to extend Digit’s market lead in safety and productivity in enterprise environments.

“Fremont is where we build the mind of Digit, while Salem is where we build the body,” said Peggy Johnson, CEO of Agility Robotics. “Being in the heart of Silicon Valley brings us into the world’s leading AI talent and innovation ecosystem, allowing us to develop new capabilities for Digit faster and put them to work for customers immediately. Agility is one of the only companies operationally deploying humanoids in real enterprise environments, our Fremont facility will help us stay ahead with innovation that anticipates and delivers the capabilities our customers need.”

Agility has active humanoid deployments with Schaeffler, GXO, Toyota Motor Manufacturing Canada, and Mercado Libre. The company has already secured more than $300 million of multi-year orders for Digit v5, subject to the realization of certain contractual milestones and a growing pipeline of over 30 customers, reflecting growing demand from enterprises preparing to deploy humanoid robots at scale.. The Fremont facility is vital to meet this demand and spark even greater uptake by delivering ongoing safety and productivity advantages built on AI that can increasingly take on more repetitive, physically demanding tasks in warehouses and manufacturing facilities while working safely alongside people.

“Fremont is where the future is built. Agility Robotics’ decision to establish its AI development hub here reflects the strength of our talent, our culture of innovation, and our leadership in advanced manufacturing and robotics,” said Fremont Mayor Raj Salwan. “We’re proud to welcome Agility to our community, along with nearly 200 high-quality jobs and continued investment in Fremont.”

Agility is expanding its physical footprint ahead of its planned public listing via business combination with Churchill Capital Corp XI (NASDAQ: CCXI), whereby the company will become the first publicly listed U.S. pure-play humanoid robotics company.

About Agility Robotics, Inc.

Agility’s commercially deployed humanoids operate alongside teams in warehouses, manufacturing facilities and distribution centers – tackling physically demanding and repetitive tasks while enabling workers to focus on higher-value work. With industry-leading safety standards and years of proven deployment data, we’re pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

About Churchill Capital Corp XI

Churchill is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Agility stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Agility stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Agility shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, Agility Robotics, Inc (the “Company”) and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events.

These statements include: statements relating to, without limitation: our ability to consummate the proposed business combination and PIPE Investment and the satisfaction or waiver of the closing conditions set forth in the Merger Agreement or PIPE subscription agreements; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement or PIPE subscription agreements; projections of market opportunity and market share; estimates of customer adoption rates, market acceptance and usage patterns; projections regarding the Company’s future development plans; the timing and success of the Company’s future development plans; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products and services; the potential for share price appreciation; the expected timing of announcement and close of the potential transaction; the Company’s economic opportunity and total addressable market; the expected amount of gross transaction proceeds and the planned pre-money valuation of the Company; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the combined company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill’s public shareholders; the ability of the Company to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill; failure to realize the anticipated benefits of the proposed transaction; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While the Company and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds.

The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts

Agility

Media:
Scott Bisang / David Feldman
Agility-CS@collectedstrategies.com

Investors:
Anthony Rozmus
arozmus@soleburystrat.com

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